

Sorrento Gateway Rendering
San Diego, CA

Earnings Release and Supplemental Report

Second Quarter 2021

Healthpeak
PROPERTIES



Hayden Research Campus
Lexington, MA

TABLE OF
Contents

Healthpeak Reports Second Quarter 2021 Results

DENVER, August 3, 2021 – Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the second quarter ended June 30, 2021.

SECOND QUARTER 2021 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

- Net income of $0.51 per share, Nareit FFO of $0.28 per share, FFO as Adjusted of $0.40 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 1.2%

    - Total pro forma Same-Store Portfolio Cash (Adjusted) NOI growth of 7.6% excluding government grants received under the CARES Act at our CCRC properties
    - Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 7.4% and 4.1%, respectively

- Acquisitions:

    - Closed on $425 million of MOB acquisitions during the second quarter
    - In July 2021, acquired an aggregate $205 million of MOBs in off-market transactions, consisting of three buildings that are 100% leased to Atlantic Health System for $155 million and a 132,000 square foot medical campus 100% leased to HCA for $50 million

- Development leasing:

    - Signed a binding term sheet for a 163,000 square foot full-building lease for the Sorrento Gateway life science development in the Sorrento Mesa submarket of San Diego, California
    - Signed a 185,000 square foot full-campus lease for the Callan Ridge densification in the Torrey Pines submarket of San Diego, California
    - Active life science development pipeline now 73% pre-leased

- Dispositions:

    - Closed on an additional $249 million of senior housing sales and $19 million of loan repayments from our May 4, 2021 earnings release through August 1, 2021 and under contract on the remaining sales
    - Received $246 million of seller-financing early repayments in June 2021
    - Closed on the previously announced sale of Hoag Hospital purchase option, generating proceeds of $226 million

- Balance sheet:

    - Completed the previously announced tender offers for $550 million of senior unsecured notes due 2025
    - Issued $450 million of 1.35% senior unsecured notes due 2027 in our inaugural green bond offering
    - Net debt to adjusted EBITDAre of 4.6x as of June 30, 2021

- The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on August 20, 2021, to stockholders of record as of the close of business on August 9, 2021

- Published 10th annual ESG report covering environmental, social and governance initiatives and progress

SECOND QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended June 30, 2021		Three Months Ended June 30, 2020	
	Amount	Per Share	Amount	Per Share
Net income (loss), diluted	$ 277,533	$ 0.51	$ 51,131	$ 0.09
Nareit FFO, diluted	149,671	0.28	182,367	0.34
FFO as Adjusted, diluted	219,386	0.40	216,547	0.40
AFFO, diluted	190,579		193,790	

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI, Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "June 30, 2021 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and year-to-date SS Cash (Adjusted) NOI growth on an actual and pro forma basis. The Pro Forma table reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

Actual

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	7.4%	44.7%	7.9%	48.6%
Medical office	4.1%	43.3%	3.1%	48.6%
CCRC[1]	(23.2%)	12.0%	(18.9%)	2.9%
Total Portfolio	**1.2%**	**100.0%**	**4.5%**	**100.0%**

Pro Forma (excluding CARES)

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	7.4%	44.7%	7.9%	48.5%
Medical office	4.1%	43.3%	3.1%	48.5%
CCRC[1]	22.7%	11.9%	(7.4%)	3.0%
Total Portfolio	**7.6%**	**100.0%**	**5.0%**	**100.0%**

(1)   CCRC SS consists of 15 properties for the three month comparison and two properties for the year-to-date comparison.

MOB ACQUISITION UPDATES

ATLANTIC HEALTH MOBs

In July 2021, Healthpeak acquired three buildings totaling 537,000 square feet for $155 million in an off-market transaction. The properties are located in Morristown, New Jersey and are 100% leased to Atlantic Health System, the leading health system in New Jersey, under triple-net leases with approximately 11 years of remaining lease term. The transaction also includes an adjacent land parcel that can support up to 80,000 square feet of medical office development. The transaction represents stabilized NOI and Cash NOI capitalization rates in the low 6% range and mid 5% range, respectively.

HCA WESLEY WOODLAWN MOB

In July 2021, Healthpeak acquired Wesley Woodlawn located in Wichita, Kansas for $50 million. The 132,000 square foot medical campus is 100% leased to HCA with approximately 6 years of remaining lease term. The transaction represents year one NOI and Cash NOI capitalization rates of 6.4% and 6.1%, respectively.

HCA WESTSIDE MEDICAL PLAZA MOB

In June 2021, Healthpeak acquired Westside Medical Plaza located in Fort Lauderdale, Florida for $16 million. The 37,000 square foot building is Healthpeak's second MOB on HCA's Westside Regional Medical Center campus and is 100% leased with a weighted average remaining lease term of approximately 6.5 years. The transaction represents year one NOI and Cash NOI capitalization rates of 6.0% and 5.5%, respectively.

14-PROPERTY MOB PORTFOLIO

As previously announced, in April 2021, Healthpeak acquired a 14-property, 833,000 square foot MOB portfolio for $371 million in an off-market transaction. The portfolio is 89% leased with a weighted average lease term of 6.5 years. 100% of the portfolio is on-campus or affiliated with investment grade health system tenants including Bon Secours Mercy Health, Inova Health System, NorthShore University HealthSystem, Fairview Health Services and PeaceHealth. The portfolio is primarily located in top 25 MSAs including Minneapolis, Chicago, Philadelphia, Washington, D.C., Los Angeles and Dallas. The transaction represents NOI and Cash NOI capitalization rates of approximately 5.6% and 5.2%, respectively, at closing, and low 6% and high 5%, respectively, upon stabilization.

SKY RIDGE CAMPUS MOB

As previously announced, in April 2021, Healthpeak acquired Pinnacle at Ridgegate, a recently developed 80,000 square foot MOB located on HCA's Sky Ridge Medical Center campus ("Sky Ridge") in Denver, Colorado for $38 million in an off-market transaction. The acquisition brings Healthpeak's on-campus MOB ownership at Sky Ridge to 420,000 square feet. The transaction represents a year one NOI and Cash NOI capitalization rate of approximately mid 2% and, upon completion of lease-up and stabilization, NOI and Cash NOI capitalization rates of approximately 5.8% and 5.5%, respectively.

LIFE SCIENCE LAND ACQUISITION UPDATE

SOUTH SAN FRANCISCO LAND

As previously announced, in April 2021, Healthpeak closed on the first phase of the acquisition of 12 acres of land in South San Francisco, California for $61 million in an off-market transaction. Healthpeak is under contract to acquire the remaining 7 acres for an additional $67.5 million.

The 12 acre site is adjacent to Healthpeak's Forbes Research land, and the combination of the two sites, branded as *Vantage*, forms a contiguous 20 acres, enabling the development of a multi-phase, scalable campus totaling 1 million square feet or more, subject to final entitlements.

DEVELOPMENT LEASING UPDATES

SORRENTO GATEWAY FULL-CAMPUS LEASE

Sorrento Therapeutics, Inc. has executed a binding term sheet for a long-term lease for the entire Sorrento Gateway development project in the Sorrento Mesa submarket of San Diego. The $117 million Class A development will consist of a five-story building totaling approximately 163,000 square feet with an estimated yield on cost in the mid 8% range. Upon expected completion of the development in 2023, Sorrento Therapeutics will lease a total of 374,000 square feet from Healthpeak.

CALLAN RIDGE FULL-CAMPUS LEASE

As previously announced, Turning Point Therapeutics, Inc. has executed a long-term lease for the entire Callan Ridge densification project located in the Torrey Pines submarket of San Diego. The lease is expected to commence in early 2023, upon completion of construction. The $140 million project will more than double the current leasable area by replacing an outmoded 90,000 square foot building with a new Class A two-building campus totaling approximately 185,000 square feet with an estimated yield on cost in the low 9% range.

SENIOR HOUSING DISPOSITIONS

Continued progress on the sale of $4 billion of senior housing assets:

- Cumulative gross proceeds from closed sales of $3.8 billion since July 2020
    - 116 SHOP assets containing 12,315 units generating gross proceeds of $2.49 billion at a blended 2.6% annualized trailing 3-month cap rate
    - 50 NNN assets containing 4,812 units generating gross proceeds of $1.13 billion at a blended 7.5% annualized trailing 3-month lease yield and a blended 5.2% annualized trailing 3-month EBITDAR yield
    - 2 legacy CCRCs owned in a joint venture with, and managed by, Brookdale Senior Living containing 891 units generating gross proceeds of $19 million at share at a blended (5.4%) annualized trailing 3-month cap rate
    - $157 million from senior housing loan sales and repayments
- Under contract on the remaining sales

Transactions closed subsequent to our May 4, 2021 earnings release:

- $145 million sale of 11 SHOP properties, totaling 1,087 units at a blended (2.3%) annualized trailing 3-month cap rate
- $85 million sale of 3 NNN properties, totaling 317 units at a blended 4.9% annualized trailing 3-month lease yield and a blended 2.0% annualized trailing 3-month EBITDAR yield
- $19 million sale of 2 legacy CCRCs owned in a joint venture with, and managed by, Brookdale Senior Living containing 891 units at a blended (5.4%) annualized trailing 3-month cap rate
- $19 million of loan repayments

Previously disclosed transactions closed during the second quarter include:

- $564 million sale of a 12-property SHOP portfolio, totaling 1,043 units, operated by Oakmont Senior Living
- $334 million sale of a 10-property SHOP portfolio, totaling 1,428 units, operated by Discovery Senior Living and the sale of 2 loans and 2 preferred equity investments generating additional proceeds of $21 million
- Through 5 separate transactions, sale of 2 NNN properties totaling 107 units operated by Next Step Senior Care and 8 SHOP properties totaling 794 units generating total proceeds of $116 million. The operators of the SHOP properties include Sonata (5), Milestone, Capital Senior Living and Brookdale Senior Living

Also during the quarter, Healthpeak received $246 million of seller-financing early repayments.

BALANCE SHEET

In July 2021, Healthpeak completed its inaugural green bond issuance, a public offering of $450 million of 1.35% senior unsecured notes due 2027.

In July 2021, we repaid a $250 million unsecured term loan.

As previously announced, during the second quarter, Healthpeak completed its tender offers for a total of $550 million of senior unsecured notes maturing in 2025, with a weighted average coupon of approximately 3.7%. Total debt extinguishment costs were $61 million, of which $53 million represents mark-to-market adjustments.

DIVIDEND

On July 29, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on August 20, 2021, to stockholders of record as of the close of business on August 9, 2021.

10th ANNUAL ESG REPORT

In July 2021, Healthpeak published its 10th annual ESG Report, highlighting our environmental, social and governance (ESG) initiatives over the last decade as well as our 2020 performance.

To learn more about Healthpeak's ESG program and view our 2020 ESG Report, please visit www.healthpeak.com/esg or our interactive ESG Report website at esg.healthpeak.com.

2021 GUIDANCE

For full year 2021, we are updating the following guidance ranges:

- Diluted earnings per common share from $0.98 – $1.06 to $0.95 – $1.01
- Diluted Nareit FFO per share from $1.09 – $1.17 to $1.06 – $1.12
- Diluted FFO as Adjusted per share from $1.53 – $1.61 to $1.55 – $1.61
- Blended Total Portfolio Same-Store Cash (Adjusted) NOI growth from 1.75% – 3.25% to 2.25% – 3.75%

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, August 4, 2021, at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to present its performance and operating results for the second quarter ended June 30, 2021. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 5046783. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through August 4, 2022, and a telephonic replay can be accessed through August 18, 2021, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 10158057. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRCs. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2021 Guidance." Pending acquisitions, dispositions, and leasing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the COVID-19 pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development and redevelopment activity risks, including costs above original estimates, project delays and lower occupancy rates and rents than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; our ability to foreclose on collateral securing our real estate-related loans; laws or regulations prohibiting eviction of our tenants; the failure of our tenants and operators to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our healthcare properties; compliance with the Americans with Disabilities Act and fire, safety and other health regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Program and other COVID-19 related stimulus and relief programs; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings and the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits; ownership limits in our charter that restrict ownership in our stock; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; unfavorable litigation resolution or disputes; the loss or limited availability of our key personnel; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CALCULATIONS

The estimated capitalization rates and yield ranges included in this release are calculated by dividing projected NOI or Cash (Adjusted) NOI for the applicable properties by the aggregate purchase price or development cost, as applicable, for such properties. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service.

The aggregate NOI or Cash (Adjusted) NOI projections used in calculating the capitalization rates and yield ranges included in this presentation are based on (i) information currently available to us, including, in connection with acquisitions, information made available to us by the seller in the diligence process, and (ii) certain assumptions applied by us related to anticipated occupancy, rental rates, property taxes and other expenses over a specified period of time in the future based on historical data and the Company's knowledge of and experience with the submarket. Accordingly, the capitalization rates and yield ranges included in this presentation are inherently based on inexact projections that may be incorrect or imprecise and may change as a result of events or factors currently unknown to the Company. The actual capitalization rates for these properties may differ materially and adversely from the estimated stabilized capitalization rates and yield ranges discussed in this release based on numerous factors, including any difficulties achieving assumed occupancy and/or rental rates, development delays, unanticipated expenses not payable by a tenant, tenant defaults, the results of purchase price allocations, as well as the risk factors set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 and its subsequent filings with the SEC.

CONTACT

Andrew Johns
Vice President – Corporate Finance and Investor Relations
720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data
(unaudited)

		June 30, 2021		December 31, 2020
Assets				
Real estate:				
Buildings and improvements	$	11,543,657	$	11,048,433
Development costs and construction in progress		711,772		613,182
Land		1,966,665		1,867,278
Accumulated depreciation and amortization		(2,618,101)		(2,409,135)
Net real estate		11,603,993		11,119,758
Net investment in direct financing leases		44,706		44,706
Loans receivable, net of reserves of $4,198 and $10,280		429,076		195,375
Investments in and advances to unconsolidated joint ventures		388,415		402,871
Accounts receivable, net of allowance of $3,429 and $3,994		41,814		42,269
Cash and cash equivalents		96,923		44,226
Restricted cash		129,052		67,206
Intangible assets, net		511,612		519,917
Assets held for sale and discontinued operations, net		246,807		2,626,306
Right-of-use asset, net		215,303		192,349
Other assets, net		624,669		665,106
Total assets	$	**14,332,370**	$	**15,920,089**
Liabilities and Equity				
Bank line of credit and commercial paper	$	720,000	$	129,590
Term loan		249,303		249,182
Senior unsecured notes		3,710,972		5,697,586
Mortgage debt		358,101		221,621
Intangible liabilities, net		139,116		144,199
Liabilities related to assets held for sale and discontinued operations, net		65,272		415,737
Lease liability		189,732		179,895
Accounts payable, accrued liabilities, and other liabilities		688,458		763,391
Deferred revenue		777,687		774,316
Total liabilities		**6,898,641**		**8,575,517**
Commitments and contingencies				
Common stock, $1.00 par value: 750,000,000 shares authorized; 538,955,168 and 538,405,393 shares issued and outstanding		538,955		538,405
Additional paid-in capital		10,229,549		10,229,857
Cumulative dividends in excess of earnings		(3,880,253)		(3,976,232)
Accumulated other comprehensive income (loss)		(3,389)		(3,685)
Total stockholders' equity		6,884,862		6,788,345
Joint venture partners		347,610		357,069
Non-managing member unitholders		201,257		199,158
Total noncontrolling interests		548,867		556,227
Total equity		**7,433,729**		**7,344,572**
Total liabilities and equity	$	**14,332,370**	$	**15,920,089**

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2021	**2020**	**2021**	**2020**
Revenues:				
Rental and related revenues	$ 340,642	$ 288,253	$ 668,614	$ 570,570
Resident fees and services	117,308	113,926	233,436	205,706
Income from direct financing leases	2,180	2,150	4,343	5,419
Interest income	16,108	4,230	25,121	7,918
Total revenues	476,238	408,559	931,514	789,613
Costs and expenses:				
Interest expense	38,681	54,823	85,524	110,514
Depreciation and amortization	171,459	139,691	328,997	264,803
Operating	190,132	177,808	371,893	415,185
General and administrative	24,088	23,720	48,990	46,069
Transaction costs	619	373	1,417	14,936
Impairments and loan loss reserves (recoveries), net	931	6,837	4,173	17,944
Total costs and expenses	425,910	403,252	840,994	869,451
Other income (expense):				
Gain (loss) on sales of real estate, net	175,238	81,284	175,238	83,353
Gain (loss) on debt extinguishments	(60,865)	(25,824)	(225,157)	(24,991)
Other income (expense), net	1,734	17,415	3,934	228,068
Total other income (expense), net	116,107	72,875	(45,985)	286,430
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	166,435	78,182	44,535	206,592
Income tax benefit (expense)	763	(106)	755	29,762
Equity income (loss) from unconsolidated joint ventures	867	(17,735)	2,190	(28,881)
Income (loss) from continuing operations	**168,065**	**60,341**	**47,480**	**207,473**
Income (loss) from discontinued operations	**113,960**	**(5,292)**	**383,968**	**130,116**
Net income (loss)	**282,025**	**55,049**	**431,448**	**337,589**
Noncontrolling interests' share in continuing operations	(3,535)	(3,486)	(6,841)	(6,949)
Noncontrolling interests' share in discontinued operations	(2,210)	(57)	(2,539)	(54)
Net income (loss) attributable to Healthpeak Properties, Inc.	**276,280**	**51,506**	**422,068**	**330,586**
Participating securities' share in earnings	(287)	(375)	(2,732)	(1,800)
Net income (loss) applicable to common shares	$ **275,993**	$ **51,131**	$ **419,336**	$ **328,786**
Basic earnings (loss) per common share:				
Continuing operations	$ 0.30	$ 0.10	$ 0.07	$ 0.38
Discontinued operations	0.21	(0.01)	0.71	0.25
Net income (loss) applicable to common shares	$ 0.51	$ 0.09	$ 0.78	$ 0.63
Diluted earnings (loss) per common share:				
Continuing operations	$ 0.30	$ 0.10	$ 0.07	$ 0.38
Discontinued operations	0.21	(0.01)	0.71	0.25
Net income (loss) applicable to common shares	$ 0.51	$ 0.09	$ 0.78	$ 0.63
Weighted average shares outstanding:				
Basic	538,929	538,262	538,805	522,427
Diluted	544,694	538,517	539,081	523,498

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2021	2020	2021	2020
Net income (loss) applicable to common shares	$ 275,993	$ 51,131	$ 419,336	$ 328,786
Real estate related depreciation and amortization[1]	171,459	178,488	328,997	367,764
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	2,869	25,618	7,322	55,228
Noncontrolling interests' share of real estate related depreciation and amortization	(4,923)	(4,980)	(9,809)	(10,023)
Other real estate-related depreciation and amortization	—	891	—	2,128
Loss (gain) on sales of depreciable real estate, net[1]	(297,476)	(82,863)	(557,138)	(247,732)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	(5,866)	(1,519)	(5,866)	(9,248)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	2,179	(3)	2,179	(3)
Loss (gain) upon change of control, net[2]	—	(2,528)	(1,042)	(169,962)
Taxes associated with real estate dispositions	1,693	335	2,183	(11,540)
Impairments (recoveries) of depreciable real estate, net	3,743	17,797	3,743	48,519
Nareit FFO applicable to common shares	149,671	182,367	189,905	353,917
Distributions on dilutive convertible units and other	—	—	—	3,501
Diluted Nareit FFO applicable to common shares	$ 149,671	$ 182,367	$ 189,905	$ 357,418
Diluted Nareit FFO per common share	$ 0.28	$ 0.34	$ 0.35	$ 0.68
Weighted average shares outstanding - diluted Nareit FFO	539,193	538,517	539,081	529,009
Impact of adjustments to Nareit FFO:				
Transaction-related items[3]	$ 1,265	$ 685	$ 5,379	$ 93,064
Other impairments (recoveries) and other losses (gains), net[4]	1,845	6,291	5,087	(27,015)
Restructuring and severance related charges	—	—	2,463	—
Loss (gain) on debt extinguishments	60,865	25,824	225,157	24,991
Litigation costs (recoveries)	—	100	—	206
Casualty-related charges (recoveries), net	3,596	—	4,644	—
Foreign currency remeasurement losses (gains)	—	143	—	153
Tax rate legislation impact[5]	—	(697)	—	(3,589)
Total adjustments	67,571	32,346	242,730	87,810
FFO as Adjusted applicable to common shares	217,242	214,713	432,635	441,727
Distributions on dilutive convertible units and other	2,144	1,834	4,067	3,390
Diluted FFO as Adjusted applicable to common shares	$ 219,386	$ 216,547	$ 436,702	$ 445,117
Diluted FFO as Adjusted per common share	$ 0.40	$ 0.40	$ 0.80	$ 0.84
Weighted average shares outstanding - diluted FFO as Adjusted	546,519	544,018	546,407	529,009

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of this Supplemental Report.

(2) For the six months ended June 30, 2020, includes a $170 million gain upon consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. Gains and losses upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(3) For the six months ended June 30, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to Life Care Services, LLC, partially offset by the tax benefit recognized related to those expenses. The expenses related to terminating management agreements are included in operating expenses in the Consolidated Statements of Operations.

(4) For the three and six months ended June 30, 2021, includes a $7 million goodwill impairment charge in connection with our senior housing triple-net asset sales which is reported in income (loss) from discontinued operations in the Consolidated Statements of Operations and $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations. For the six months ended June 30, 2020, includes a $42 million gain on sale of a hospital that was in a direct financing lease ("DFL") which is included in other income (expense), net in the Consolidated Statements of Operations. The remaining activity for the three and six months ended June 30, 2021 and 2020 includes reserves for loan losses and land impairments recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) For the three and six months ended June 30, 2020, represents the tax benefit from the CARES Act, which extended the net operating loss carryback period to five years.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands
(unaudited)

		Three Months Ended June 30,			Six Months Ended June 30,	
		2021	2020		2021	2020
FFO as Adjusted applicable to common shares	$	217,242	$ 214,713	$	432,635	$ 441,727
Amortization of stock-based compensation		5,095	4,984		9,459	8,972
Amortization of deferred financing costs		2,121	2,534		4,334	5,116
Straight-line rents		(6,201)	(8,316)		(15,336)	(14,544)
AFFO capital expenditures		(22,422)	(18,781)		(43,132)	(40,572)
Deferred income taxes		(2,771)	(6,686)		(4,493)	(1,899)
Other AFFO adjustments		(4,026)	3,478		(9,628)	728
AFFO applicable to common shares		189,038	191,926		373,839	399,528
Distributions on dilutive convertible units and other		1,541	1,864		2,862	3,501
Diluted AFFO applicable to common shares	$	**190,579**	$ **193,790**	$	**376,701**	$ **403,029**
Weighted average shares outstanding - diluted AFFO		544,694	544,018		544,582	529,009

The Numbers
Overview⁽¹⁾⁽²⁾

As of and for the quarter and six months ended June 30, 2021, dollars, square feet, and shares in thousands, except per share data

	2Q21	YTD 2021
Financial Metrics		
Diluted earnings per common share	$0.51	$0.78
Diluted Nareit FFO per common share	$0.28	$0.35
Diluted FFO as Adjusted per common share	$0.40	$0.80
Dividends per common share	$0.30	$0.60
Portfolio Real Estate Revenues[3]	$505,726	$1,050,305
Portfolio NOI[3][4]	$268,764	$543,552
Portfolio Cash (Adjusted) NOI[3][4]	$256,483	$521,235
Portfolio Income[3][4]	$272,590	$546,356

	2Q21	% of Total 2Q21 SS	YTD 2021	% of Total YTD SS
Same-Store Cash (Adjusted) NOI Growth				
Life science	7.4%	44.7%	7.9%	48.6%
Medical office	4.1%	43.3%	3.1%	48.6%
CCRC[3][4][5]	(23.2%)	12.0%	(18.9%)	2.9%
Total[5]	**1.2%**	**100.0%**	**4.5%**	**100.0%**

	2Q21			2Q21
Capitalization		**Debt Ratios**		
Common stock outstanding and DownREIT units	546,281	Financial Leverage		29.2%
Total Market Equity	$18,185,695	Secured Debt Ratio		2.4%
Enterprise Debt	$5,106,018	Net Debt to Adjusted EBITDAre		4.6x
		Adjusted Fixed Charge Coverage		5.9x

	Total Portfolio			Operating Portfolio		
	Property Count	**Capacity**[6]		**Capacity**	**Occupancy**[7]	
Portfolio Statistics						
Life science	142	11,416	Sq. Ft.	10,325	Sq. Ft.	96.6%
Medical office	297	23,780	Sq. Ft.	23,358	Sq. Ft.	89.9%
CCRC[8]	15	7,438	Units	7,438	Units	79.4%
Other[9]	19	3,354	Units	3,354	Units	72.4%
Senior housing triple-net	4	203	Units	203	Units	62.3%
SHOP	8	956	Units	956	Units	61.7%
Total	**485**					

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this report can be found at http://ir.healthpeak.com/quarterly-results. Totals throughout this Earnings Release and Supplemental Report may not add due to rounding.

(2) Segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of noncontrolling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures found at http://ir.healthpeak.com/quarterly-results for further information.

(3) 2Q21 includes $1.1 million and YTD includes $6.1 million of government grants under the CARES Act for our SHOP, CCRC, and Other segments, which is included in Other income (expense), net, Equity income/(loss) from unconsolidated joint ventures, and Income (loss) from Discontinued Operations in our Consolidated Statement of Operations, $0.1 million and $0.1 million of which relates to properties in Same-Store in our CCRC Segment for 2Q21 and YTD, respectively.

(4) 2Q21 includes $2.1 million and YTD includes $7.0 million of identifiable COVID expenses for our SHOP, CCRC and Other segments, $1.5 million and $1.4 million of which relates to properties in Same-Store in our CCRC Segment for 2Q21 and YTD, respectively.

(5) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been 22.7% for CCRC and 7.6% for Total Portfolio, and the year-to-date Same-Store would have been for (7.4%) for CCRC and 5.0% for Total Portfolio.

(6) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(7) Occupancy for Life science and Medical office is calculated as of the end of the period presented and is based on square feet. Occupancy for Senior housing and CCRC are calculated on a three-month average and is based on units. Occupancy for Senior housing triple-net is one quarter in arrears, and SHOP and CCRC are based on the most recent three-months available. Occupancy excludes assets held for sale, except Senior housing triple-net and SHOP where it is included for informational purposes since the entire segment is held for sale.

(8) CCRC occupancy as of June 30, 2021 was 80.6% for non-SNF care types (AL, IL, and memory care) and 73.7% for SNF.

(9) Our Other non-reportable segment includes nineteen assets in our unconsolidated SWF SH JV.

Portfolio Summary

As of and for the quarter ended June 30, 2021, dollars in thousands

	Property Count	Weighted Average Age[1]	Portfolio Investment	Portfolio Income
Property Portfolio				
Life science	133	13	$ 7,056,462	$ 125,367
Medical office	289	25	5,499,672	102,765
CCRC	15	29	2,203,751	24,068
Other	18	23	437,201	4,845
Senior housing triple-net	4	22	11,180	1,368
SHOP	7	18	127,451	(1,931)
	466	**20**	**$ 15,335,716**	**$ 256,483**
Developments				
Life science	8	—	$ 486,985	$ —
Medical office	5	—	54,902	—
	13	**—**	**$ 541,887**	**$ —**
Redevelopments[2]				
Life science	1	—	$ 91,208	$ —
Medical office	3	—	5,855	—
Other	1	—	13,771	—
SHOP	1	—	19,571	—
	6	**—**	**$ 130,405**	**$ —**
Debt Investments				
Seller financing loans	—	—	$ 448,652	$ 15,676
Other	—	—	47,272	432
	—	**—**	**$ 495,924**	**$ 16,108**
Total				
Life science	142	13	$ 7,634,655	$ 125,367
Medical office	297	25	5,560,428	102,765
CCRC	15	29	2,203,751	24,068
Other	19	23	946,897	20,952
Senior housing triple-net	4	22	11,180	1,368
SHOP	8	18	147,022	(1,931)
	485	**20**	**$ 16,503,933**	**$ 272,590**



PORTFOLIO INCOME[3]

$272.6M

Life science 46.0%

Medical office 37.7%

CCRC 8.8%

Discontinued Operations & Other 7.5%[4]

(1) Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale except Senior housing triple-net and SHOP where assets held for sale are included for informational purposes since the entire segment is held for sale.
(2) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.
(3) Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.
(4) Discontinued Operations and Other includes our Other non-reportable segment, SHOP, and Senior housing triple-net which represent 7.7%, (0.7%) and 0.5% of Portfolio Income, respectively.

Quarter NOI Summary

For the quarter ended June 30, 2021, dollars in thousands

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science	$ 178,863	$ (41,131)	$ 137,732		$ 122,964	$ (27,663)	$ 95,301
Medical office	157,181	(52,413)	104,768		131,586	(42,772)	88,814
CCRC	119,810	(96,968)	22,842		117,395	(94,366)	23,029
Other	17,323	(12,451)	4,872		—	—	—
Senior housing triple-net	1,613	(288)	1,325		—	—	—
SHOP	30,935	(33,710)	(2,775)		—	—	—
	$ 505,726	$ (236,961)	$ 268,764		$ 371,945	$ (164,801)	$ 207,144

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science	$ 166,489	$ (41,122)	$ 125,367		$ 118,109	$ (27,654)	$ 90,456
Medical office	154,538	(51,774)	102,765		129,785	(42,162)	87,622
CCRC	119,824	(95,756)	24,068		117,395	(93,157)	24,238
Other	17,330	(12,484)	4,845		—	—	—
Senior housing triple-net	1,656	(288)	1,368		—	—	—
SHOP	30,966	(32,897)	(1,931)		—	—	—
	$ 490,804	$ (234,321)	$ 256,483		$ 365,289	$ (162,973)	$ 202,316

THREE-MONTH SS

	Property Count	% of Total SS based on SS Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year				Sequential			
				Occupancy		Growth		Occupancy		Growth	
				2Q21	2Q20	SS NOI	SS Cash (Adjusted) NOI	2Q21	1Q21	SS NOI	SS Cash (Adjusted) NOI
Life science	111	45%	72%	97.0%	97.8%	10.4%	7.4%	97.0%	97.7%	4.2%	3.6%
Medical office	249	43%	85%	92.0%	92.4%	4.3%	4.1%	92.0%	92.0%	(0.1%)	0.5%
CCRC	15	12%	100%	79.4%	80.4%	(27.0%)	(23.2%) [1]	79.4%	78.7%	(14.7%)	(10.3%)
Total	375	100%	79% [2]			2.0%	1.2% [1]			(0.1%)	0.4%

(1) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been 22.7% for CCRC and 7.6% for Total Portfolio.
(2) Total percent of Segment Portfolio Cash (Adjusted) NOI is inclusive of the Senior housing triple-net, SHOP, and Other segments that are not included in Same-Store.

Year-To-Date NOI Summary

For the six months ended June 30, 2021, dollars in thousands

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science	$ 350,070	$ (80,997)	$ 269,072		$ 237,377	$ (53,968)	$ 183,409
Medical office	309,170	(101,324)	207,847		262,186	(84,502)	177,684
CCRC	241,935	(192,892)	49,042		36,727	(26,408)	10,319
Other	34,303	(25,046)	9,257		—	—	—
Senior housing triple-net	6,841	(582)	6,259		—	—	—
SHOP	107,986	(105,911)	2,076		—	—	—
	$ 1,050,305	$ (506,753)	$ 543,552		$ 536,290	$ (164,878)	$ 371,412

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science	$ 325,875	$ (80,979)	$ 244,897		$ 228,724	$ (53,949)	$ 174,774
Medical office	303,972	(100,051)	203,921		258,094	(83,283)	174,811
CCRC	241,957	(191,668)	50,290		36,727	(26,408)	10,319
Other	34,398	(25,056)	9,342		—	—	—
Senior housing triple-net	7,030	(578)	6,452		—	—	—
SHOP	108,061	(101,728)	6,333		—	—	—
	$ 1,021,294	$ (500,059)	$ 521,235		$ 523,545	$ (163,640)	$ 359,904

SIX-MONTH SS

	Property Count	% of Total SS based on Cash NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year			
				Occupancy		Growth	
				2Q21	2Q20	SS NOI	SS Cash (Adjusted) NOI
Life science	109	49%	71%	96.9%	97.8%	8.7%	7.9%
Medical office	249	49%	86%	92.0%	92.4%	3.3%	3.1%
CCRC	2	3%	21%	75.5%	83.7%	(18.9%)	(18.9%) [1]
Total	**360**	**100%**	**69%** [2]			**5.1%**	**4.5%** [1]

(1) Excluding government grants received under the CARES Act, year-to-date Same-Store Cash (Adjusted) NOI growth would have been (7.4%) for CCRC and 5.0% for Total Portfolio.
(2) Total percent of Segment Portfolio Cash NOI is inclusive of the Senior housing triple-net, SHOP and Other segments that are not included in Same-Store.

Property Count Reconciliations

As of June 30, 2021

PROPERTY COUNT RECONCILIATION

	Life Science	Medical Office	CCRC	Other	Senior Housing Triple-net	SHOP	Total
Prior Quarter Total Property Count	141	286	17	19	9	49	521
Acquisitions	—	16	—	—	—	—	16
Assets sold	—	(5)	(2)	—	(5)	(41)	(53)
New developments	1	—	—	—	—	—	1
Current Quarter Total Property Count	142	297	15	19	4	8	485
Acquisitions	(5)	(27)	—	—	—	—	(32)
Assets in Development	(8)	(5)	—	—	—	—	(13)
Recently completed Developments	(6)	(5)	—	—	—	—	(11)
Assets in Redevelopment	(1)	(3)	—	(1)	—	(1)	(6)
Recently completed Redevelopments	(6)	(4)	—	(1)	—	—	(11)
Assets held for sale[1]	—	(4)	—	—	(4)	—	(8)
Segment conversions	—	—	—	(17)	—	(6)	(23)
Significant tenant relocation[2]	(4)	—	—	—	—	—	(4)
Assets impacted by casualty event	(1)	—	—	—	—	(1)	(2)
Three-Month SS Property Count	111	249	15	—	—	—	375
Segment conversions	—	—	(13)	—	—	—	(13)
Recently completed Developments	(1)	—	—	—	—	—	(1)
Recently completed Redevelopments	(1)	—	—	—	—	—	(1)
Six-Month SS Property Count	109	249	2	—	—	—	360

SEQUENTIAL SS

	Life Science	Medical Office	CCRC	Other	Senior Housing Triple-net	SHOP	Total
Prior Quarter Three-Month SS Property Count	109	250	2	—	—	—	361
Acquisitions	—	—	13	—	—	—	13
Prior Development/Redevelopment now Stabilized	2	—	—	—	—	—	2
Assets held for sale	—	(1)	—	—	—	—	(1)
Current Quarter Three-Month SS Property Count	111	249	15	—	—	—	375

(1) Eight SHOP assets held for sale are reflected in the following categories: one asset in redevelopment, one asset impacted by a casualty event, and six Segment conversions.
(2) Life science assets removed from Same-Store due to significant tenant relocations from buildings that were in Same-Store to buildings that are not in Same-Store, where the relocation results in increased revenues to the Company.

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

| | June 30, 2021 | | |
	Shares	Value	Total Value
Common stock (NYSE: PEAK)	538,955	$ 33.29	$ 17,941,812
Convertible partnership (DownREIT) units	7,326	33.29	243,883
Total Market Equity	**546,281**		**$ 18,185,695**
Consolidated Debt			5,075,445
Total Market Equity and Consolidated Debt	**546,281**		**$ 23,261,140**
Share of unconsolidated JV debt			30,573
Total Market Equity and Enterprise Debt	**546,281**		**$ 23,291,713**

COMMON STOCK AND EQUIVALENTS

| | Shares Outstanding June 30, 2021 | Weighted Average Shares Three Months Ended June 30, 2021 | | | | Weighted Average Shares Six Months Ended June 30, 2021 | | | |
		Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	538,955	538,929	538,929	538,929	538,929	538,805	538,805	538,805	538,805
Common stock equivalent securities[1]:									
Restricted stock units	1,725	264	264	264	264	276	276	276	276
Equity forward agreements	—	—	—	—	—	—	—	—	—
Convertible partnership (DownREIT) units	7,326	5,501	—	7,326	5,501	—	—	7,326	5,501
Total common stock and equivalents	**548,006**	**544,694**	**539,193**	**546,519**	**544,694**	**539,081**	**539,081**	**546,407**	**544,582**

(1)   The weighted average shares represent the current dilutive impact, using the treasury stock method, of 1.7 million restricted stock units and 7.3 million DownREIT units as of June 30, 2021.

Indebtedness

As of June 30, 2021, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank LOC & Commercial Paper[1]	Term Loan[2]	Senior Unsecured Notes[3]		Mortgage Debt		Consolidated Debt	Share of Unconsolidated JV Debt		Enterprise Debt	
			Amounts	Rates %	Amounts	Rates %		Amounts[4]	Rates %	Amounts	Rates %
2021	$ —	$ —	$ —	—	$ 10,159	4.86	$ 10,159	$ —	—	$ 10,159	4.86
2022	—	—	—	—	4,843	3.80	4,843	281	2.91	5,124	3.75
2023	720,000	—	—	—	89,874	3.80	809,874	497	2.91	810,371	0.64
2024	—	250,000	—	—	3,050	3.80	253,050	29,083	2.91	282,133	1.31
2025	—	—	800,000	3.93	3,209	3.80	803,209	—	—	803,209	3.93
2026	—	—	650,000	3.39	244,523	3.07	894,523	—	—	894,523	3.31
2027	—	—	—	—	366	5.91	366	—	—	366	5.91
2028	—	—	—	—	—	—	—	—	—	—	—
2029	—	—	650,000	3.65	—	—	650,000	—	—	650,000	3.65
2030	—	—	750,000	3.14	—	—	750,000	—	—	750,000	3.14
Thereafter	—	—	900,000	4.34	—	—	900,000	—	—	900,000	4.34
	$ 720,000	$ 250,000	$ 3,750,000		$ 356,024		$ 5,076,024	$ 29,861		$ 5,105,885	
(Discounts), premium and debt costs, net	—	(697)	(39,028)		2,077		(37,648)	712		(36,936)	
	$ 720,000	$ 249,303	$ 3,710,972		$ 358,101		$ 5,038,376	$ 30,573		$ 5,068,949	
Mortgage debt on assets held for sale[5]	—	—	—		37,069		37,069	—		37,069	
	$ 720,000	$ 249,303	$ 3,710,972		$ 395,170		$ 5,075,445	$ 30,573		$ 5,106,018	
Weighted average interest rate %	0.24	1.09	3.75		3.28 [6]		3.08 [6]	2.91		3.08 [6]	
Weighted average maturity in years	1.9	2.9	7.9		4.3 [6]		6.5 [6]	2.9		6.5 [6]	

(1) The Company has a $2.5 billion unsecured revolving line of credit facility, which matures on May 23, 2023 and contains two six-month extension options. It accrues annual interest at LIBOR plus 82.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the unsecured revolving line of credit facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of our unsecured revolving line of credit facility.
(2) As of June 30, 2021 the Company had a $250 million term loan, maturing on May 23, 2024. In July 2021, the Company repaid the $250 million term loan.
(3) In July 2021, the Company issued $450 million of 1.350% senior unsecured notes due 2027 in its inaugural green bond offering.
(4) Reflects pro rata share of mortgage debt in our unconsolidated JVs.
(5) Includes mortgage debt of $37 million on an asset held for sale that matures in 2025.
(6) Excludes the impact of mortgage debt held for sale.

Indebtedness

As of June 30, 2021, dollars in thousands

DEBT STRUCTURE

			Balance		% of Total	Weighted Average	
						Rates %	Years to Maturity
Secured	Fixed rate	$	242,975		5	3.63	3.9
	Floating rate		142,910		3	2.59	4.8
	Combined	**$**	**385,885**		**8**	**3.24**	**4.2**
Unsecured	Fixed rate		3,750,000		73	3.75	7.9
	Floating rate		970,000	(1)	19	0.46	2.2
	Combined	**$**	**4,720,000**		**92**	**3.07**	**6.7**
Total	Fixed rate		3,992,975		78	3.74	7.6
	Floating rate		1,112,910		22 (2)	0.73	2.5
	Combined	**$**	**5,105,885**		**100**	**3.08**	**6.5**
	(Discounts), premiums and debt costs, net		(36,936)				
		$	**5,068,949**				
	Mortgage debt on assets held for sale(3)		37,069				
	Enterprise Debt	**$**	**5,106,018**				

FINANCIAL COVENANTS(4)

	Bank Line of Credit	
	Requirement	Actual Compliance
Leverage Ratio	No greater than 60%	30%
Secured Debt Ratio	No greater than 40%	3%
Unsecured Leverage Ratio	No greater than 60%	31%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	4.5x
Tangible Net Worth ($ billions)	No less than $7.0B	$10.3B

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)
Fitch	BBB+ (Stable)

(1) Includes short term commercial paper borrowings that are backstopped by the Company's unsecured revolving line of credit facility.
(2) In July 2021, the Company issued $450 million of 1.35% senior unsecured notes due 2027. Proceeds were used to repay the $250 million term loan and commercial paper borrowings. Pro forma for these transactions, floating rate debt would represent 13% of total debt outstanding.
(3) Includes mortgage debt of $37 million on an asset held for sale that matures in 2025.
(4) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used within the Debt Ratios section of this document.

Investment Summary

As of and for the six months ended June 30, 2021, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity	Property Count	Property Type	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
ACQUISITIONS[1]							
Westview Medical Plaza	Nashville, TN	February	48 Sq. Ft.	1	Medical office	$ —	$ 13,400
Pinnacle at Ridgegate	Denver, CO	April	80 Sq. Ft.	1	Medical office	37,675	37,675
Vantage land parcel	San Francisco, CA	April	—	—	Life science	60,506	60,506
MOB portfolio	Various	April	833 Sq. Ft.	14	Medical office	370,500	370,500
Westside Medical Plaza	Miami, FL	June	37 Sq. Ft.	1	Medical office	15,500	15,500
OTHER INVESTMENTS							
Development fundings						70,352	155,400
Redevelopment fundings						19,159	40,611
Loan fundings[2]						1,412	302,727
Lease commissions - Dev/Redev/Acq						6,289	8,288
Total				**17**		**$ 581,393**	**$ 1,004,607**

(1) Subsequent to June 30, 2021, Healthpeak closed on the acquisition of three medical office assets for $155 million and one medical office asset for $50 million.
(2) Net of a $246 million loan repayment for a loan that was funded and repaid within the six-month period.

St. Francis MOB
Richmond, VA



Investment Summary

As of and for the six months ended June 30, 2021, dollars and square feet in thousands

ASSETS HELD FOR SALE

Property Type	Capacity	Property Count		Projected Sales Price
Medical office	260 Sq. Ft.	4	$	40,495
Senior housing triple-net	203 Units	4		15,673
SHOP	956 Units	8		123,486
Total		**16**	**$**	**179,655**

DISPOSITIONS

	Date	Capacity	Property Count	Property Type		Sales Price	Trailing Cash Yield[1]
Various Brookdale NNN	January	2,552 Units	24	NNN	$	510,000	
Various SHOP	January	5,036 Units	48	SHOP		893,900	
Various HRA NNN	February	790 Units	8	NNN		132,000	
Kenmore Senior Living	February	85 Units	1	SHOP		4,500	
NASA Parkway MOB	April	49 Sq. Ft.	1	Medical office		9,725	
Various NNN	April	107 Units	2	NNN		7,000	
Various SHOP	April	3,265 Units	30	SHOP		1,004,804	
Hoag Hospital Irvine	May	338 Sq. Ft.	1	Medical office		226,200	
Fannin MOB	May	15 Sq. Ft.	1	Medical office		2,230	
Various CCRC	May	891 Units	2	CCRC		18,620	
Various SHOP	May	703 Units	8	SHOP		117,000	
Knoxville MOB	June	37 Sq. Ft.	1	Medical office		5,325	
Haverhill MOB	June	56 Sq. Ft.	1	Medical office		4,000	
Various NNN	June	317 Units	3	NNN		84,600	
Various SHOP	June	384 Units	3	SHOP		27,500	
Total			**134**		**$**	**3,047,404**	**5.5%**

(1)   Represents the weighted average yield calculated using Cash (Adjusted) NOI for the twelve month period prior to sale for dispositions.

Developments | In Process

As of June 30, 2021, dollars and square feet in thousands

DEVELOPMENT PROJECTS IN PROCESS

Project	MSA	Property Count	CIP[1]	Cost to Complete[1]	Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Project Start	Actual / Estimated Occupancy Initial	Actual / Estimated Occupancy Stabilized[2]
Life Science[3]										
The Boardwalk[4]	San Diego, CA	3	$ 123,818	$ 51,532	$ 175,350	192	100	4Q19	1Q22	2Q22
The Shore at Sierra Point - Phase II	San Francisco, CA	2	281,299	46,201	327,500	298	88	4Q18	4Q21	3Q22
The Shore at Sierra Point - Phase III	San Francisco, CA	1	65,128	28,386	93,514	109	100	4Q18	1Q22	1Q22
101 CambridgePark Drive	Boston, MA	1	54,413	119,682	174,095	161	—	3Q20	4Q22	3Q23
Nexus on Grand	San Francisco, CA	1	23,571	135,247	158,818	141	—	1Q21	2Q23	4Q23
Sorrento Gateway[5]	San Diego, CA	1	8,912	107,857	116,769	163	100	2Q21	2Q23	2Q23
		9	**$ 557,141**	**$ 488,905**	**$ 1,046,046**	**1,064**	**68**			
Medical Office										
Centennial	Nashville, TN	1	$ 26,129	$ 22,702	$ 48,831	172	52	4Q19	4Q21	4Q23
Raulerson	Miami, FL	1	7,615	8,920	16,535	52	54	4Q19	4Q21	3Q23
Woman's of Texas	Houston, TX	1	15,752	18,810	34,562	117	36	2Q20	4Q21	4Q23
Marion II	Carbondale, IL	1	1,817	2,926	4,743	15	100	1Q21	4Q21	4Q21
Orange Park	Jacksonville, FL	1	3,590	13,890	17,480	63	48	4Q19	1Q22	4Q23
		5	**$ 54,902**	**$ 67,249**	**$ 122,151**	**419**	**49**			
		14	**$ 612,042**	**$ 556,155**	**$ 1,168,197**	**1,483**	**63**			
Projected stabilized yields typically range from 6.0% - 8.0%										

(1) Includes lease commissions incurred to date and projected lease commissions through Stabilization.
(2) Economic stabilization typically occurs three to six months following Stabilized occupancy.
(3) The Callan Ridge Development with projected costs of $140 million is projected to start in 3Q21, following the expiration of existing leases. The project is 100% pre-leased with initial occupancy expected in early 2023. Including Callan Ridge, our life science development pipeline is 73% pre-leased.
(4) The Boardwalk includes the redevelopment of 10275 Science Center Drive, including the property count. CIP includes land and the net book value of the redeveloped building upon commencement of the project totaling $34 million.
(5) Sorrento Gateway is considered 100% leased pursuant to a binding term sheet.

Redevelopments and Land Held for Development[1]

As of June 30, 2021, dollars and square feet in thousands; includes JV projects at share

REDEVELOPMENT PROJECTS IN PROCESS

Project[2]	MSA	Property Type	Property Count[3]	Incremental Costs				Project Start	Estimated Completion Date[5]
				Placed in Service	CIP[4]	Cost to Complete[4]	Total		
Willow Wood[6]	Miami, FL	SHOP	1	$ —	$ 11,019	$ 3,464	$ 14,483	2Q18	1Q22
Brookdale Galleria	Houston, TX	Other	1	—	9,377	4,497	13,874	3Q18	3Q21
Thornton	Denver, CO	Medical office	1	—	3,519	6,481	10,000	2Q20	4Q21
West Houston I	Houston, TX	Medical office	1	146	673	10,981	11,800	2Q20	2Q22
Sunrise Tower III	Las Vegas, NV	Medical office	1	—	1,663	14,737	16,400	2Q20	2Q22
			5	$ 146	$ 26,251	$ 40,160	$ 66,557		

Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project[7]	MSA	Property Type	Gross Site Acreage	Currently Entitled Rentable Sq. Ft./Units	Investment to Date
Vantage[8]	San Francisco, CA	Life science	13	551 Sq. Ft.	$ 126,459
Remaining[9]	Various	Medical office	2	N/A	3,252
			15		$ 129,711

Excludes approximately 1 million square feet of adjacent land development opportunities at our life science and medical office campuses, along with significant developable land at our existing CCRC campuses.

(1)   Redevelopments are excluded from Same-Store until they are Stabilized in both comparable periods. See Glossary for further definition.
(2)   During the quarter, 11149 North Torrey Pines and Vernon Hills were completed and placed in service.
(3)   Excludes the redevelopment of 10275 Science Center Drive included in the Boardwalk Development.
(4)   Includes lease commissions incurred to date and projected lease commissions through Stabilization. See Glossary for further definition.
(5)   Excludes the completion of tenant improvements.
(6)   The Willow Wood asset is held for sale.
(7)   During the quarter, Directors Place was renamed to Sorrento Gateway and moved to development upon approval.
(8)   Includes 5 acres acquired in April 2021.
(9)   In July 2021, we acquired an additional parcel of land held for development as part of our Atlantic Health medical office acquisition.

Capital Expenditures[(1)](2)

For the three and six months ended June 30, 2021, dollars in thousands, except per unit/square foot

SECOND QUARTER		Life Science	Medical Office	CCRC	Other	Senior Housing Triple-net	SHOP	Total
Portfolio at share								
Recurring capital expenditures	$	1,445 $	2,880 $	3,507 $	914 $	— $	475 $	9,220
Tenant improvements - 2nd generation		3,675	5,674	—	—	—	—	9,350
Lease commissions - 2nd generation		2,160	2,582	—	—	—	—	4,742
AFFO capital expenditures[(3)]	$	7,281 $	11,136 $	3,507 $	914 $	— $	475 $	23,313
Revenue enhancing capital expenditures		8,998	5,265	6,984	440	33	114	21,833
Casualty related capital expenditures		—	—	—	1,423	—	—	1,423
Initial Capital Expenditures ("ICE")		175	586	—	—	—	—	761
Tenant improvements - 1st generation		22,320	8,806	—	—	—	—	31,126
Lease commissions - Dev/Redev/Acq		6,268	21	—	—	—	—	6,289
Development		54,881	15,471	—	—	—	—	70,352
Redevelopment		12,512	4,208	—	1,955	—	485	19,159
Capitalized interest		4,477	716	—	141	—	79	5,414
Total capital expenditures	$	116,912 $	46,210 $	10,490 $	4,873 $	33 $	1,153 $	179,670
Recurring capital expenditures per unit/sq. ft.		$0.14 per Sq. Ft.	$0.14 per Sq. Ft.	$458 per Unit	$511 per Unit	(4)	$291 per Unit	
YTD								
Portfolio at share								
Recurring capital expenditures	$	2,581 $	4,191 $	4,801 $	1,535 $	— $	2,348 $	15,456
Tenant improvements - 2nd generation		4,204	11,104	—	—	—	—	15,308
Lease commissions - 2nd generation		8,059	5,684	—	—	—	—	13,743
AFFO capital expenditures[(3)]	$	14,844 $	20,979 $	4,801 $	1,535 $	— $	2,348 $	44,506
Revenue enhancing capital expenditures		15,238	9,781	11,783	965	1,908	926	40,601
Casualty related capital expenditures		—	—	—	3,149	—	41	3,190
Initial Capital Expenditures ("ICE")		312	1,269	1,726	—	—	—	3,307
Tenant improvements - 1st generation		31,294	14,481	—	—	—	—	45,775
Lease commissions - Dev/Redev/Acq		8,193	96	—	—	—	—	8,288
Development		123,607	31,793	—	—	—	—	155,400
Redevelopment		28,883	7,256	—	2,940	—	1,531	40,611
Capitalized interest		9,261	1,149	—	293	—	165	10,867
Total capital expenditures	$	231,632 $	86,803 $	18,310 $	8,883 $	1,908 $	5,011 $	352,546
Recurring capital expenditures per unit/sq. ft.		$0.25 per Sq. Ft.	$0.20 per Sq. Ft.	$618 per Unit	$862 per Unit	(4)	$594 per Unit	

(1) Excludes corporate capitalized expenses such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.
(2) A reconciliation to our Consolidated Statement of Cash Flows can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures document located at http://ir.healthpeak.com/quarterly-results.
(3) Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $1.2 million and $1.9 million year-to-date. Excludes noncontrolling interest on AFFO capital expenditures on consolidated joint ventures for the quarter of $0.3 million and $0.6 million year-to-date, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.
(4) Senior housing triple-net per unit is not presented as it is not meaningful.

Portfolio Diversification

As of and for the quarter ended June 30, 2021, dollars in thousands

PORTFOLIO INCOME BY MSA

MSA	Property Count[1]	Life Science	Medical Office	CCRC	Other	Senior Housing Triple-net	SHOP	Total	% of Total
San Francisco, CA	79	$ 78,528	$ 877	$ —	$ —	$ —	$ 427	$ 79,832	29
Boston, MA	14	24,948	161	—	—	—	(1)	25,108	9
San Diego, CA	37	18,886	781	—	—	—	(64)	19,603	7
Dallas, TX	36	—	18,421	—	310	—	(175)	18,557	7
Houston, TX	38	—	7,514	1,000	2,426	—	(35)	10,905	4
Philadelphia, PA	6	—	4,036	4,457	—	—	(119)	8,374	3
Tampa, FL	7	—	637	7,021	—	—	(284)	7,373	3
Denver, CO	21	—	5,345	—	834	—	—	6,178	2
Seattle, WA	6	—	6,113	—	—	—	(98)	6,015	2
Nashville, TN	16	—	5,862	—	—	—	—	5,862	2
Salt Lake City, UT	17	2,124	2,895	—	—	—	—	5,019	2
Remaining	195	881	50,123	11,591	1,275	1,368	(1,582)	63,655	23
Portfolio Cash (Adjusted) NOI	**472**	**$ 125,367**	**$ 102,765**	**$ 24,068**	**$ 4,845**	**$ 1,368**	**$ (1,931)**	**$ 256,483**	**94**
Interest income	—	—	—	—	16,107	—	—	16,107	6
Portfolio Income	**472**	**$ 125,367**	**$ 102,765**	**$ 24,068**	**$ 20,952**	**$ 1,368**	**$ (1,931)**	**$ 272,590**	**100**

(1)   Excludes thirteen properties in Development.

Life Science

As of and for the quarter ended June 30, 2021, dollars and square feet in thousands

INVESTMENTS[1]

MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Square Feet	Occupancy %	Annualized Base Rent %
San Francisco, CA	78	$ 3,791,813	$ 78,528	5,192	96.7	60.4
Boston, MA	14	2,026,603	24,948	2,210	96.5	21.2
San Diego, CA	35	1,090,449	18,886	2,447	95.8	15.4
Remaining	7	147,597	3,005	476	100.0	2.9
	134	$ 7,056,462	$ 125,367	10,325	96.6	100.0

SAME-STORE

	2Q20	3Q20	4Q20	1Q21	2Q21
Property Count	111	111	111	111	111
Portfolio Investment	$ 4,777,322	$ 4,807,767	$ 4,835,478	$ 4,852,922	$ 4,889,150
Square Feet	7,734	7,733	7,733	7,733	7,733
Occupancy %	97.8	96.6	96.9	97.7	97.0
Portfolio Real Estate Revenues	$ 113,148	$ 118,498	$ 113,106	$ 118,830	$ 122,964
Portfolio Operating Expenses	(26,795)	(28,855)	(28,071)	(27,341)	(27,663)
Portfolio NOI	$ 86,352	$ 89,643	$ 85,034	$ 91,490	$ 95,301
Portfolio Cash Real Estate Revenues	$ 110,985	$ 113,519	$ 113,239	$ 114,626	$ 118,109
Portfolio Cash Operating Expenses	(26,782)	(28,842)	(28,058)	(27,332)	(27,654)
Portfolio Cash (Adjusted) NOI	$ 84,203	$ 84,677	$ 85,180	$ 87,294	$ 90,456
Portfolio Cash (Adjusted) NOI Margin %[2]	75.9	74.6	75.2	76.2	76.6

Year-Over-Year Three-Month SS Growth % 7.4%

(1) Excludes eight properties that are in Development.
(2) Portfolio Cash (Adjusted) NOI Margin is reduced by recoverable expenses that are reported in both Portfolio Cash Operating Expenses and Portfolio Cash Real Estate Revenues.

Life Science

As of June 30, 2021, dollars and square feet in thousands, except Market Cap

TENANT CONCENTRATION

	Market Cap (in millions)	Weighted Average Remaining Lease Term in Years	Leased Square Feet		Annualized Base Rent[1]	
			Amount	% of Total	Amount	% of Total
Amgen	$ 140,048	1.9	684	7	$ 54,635	11
Global Blood Therapeutics	2,181	8.7	164	2	11,837	2
Myriad Genetics	2,356	3.9	359	4	11,229	2
Denali Therapeutics	9,506	7.8	148	1	10,474	2
General Atomics	Private	8.3	702	7	10,471	2
Rigel Pharmaceuticals	739	1.6	147	1	10,114	2
AstraZeneca	158,288	5.7	156	2	9,149	2
NuVasive	3,501	13.7	252	2	8,704	2
MyoKardia - subsidiary of Bristol Myers Squibb (BMY)	149,199	8.5	130	1	8,461	2
Fog Pharmaceuticals	Private	9.7	122	1	8,297	2
Pacira Biosciences	2,672	9.0	174	2	8,253	2
Sorrento Therapeutics	2,810	8.3	181	2	7,672	2
Five Prime - acquired by Amgen (AMGN)	140,048	6.5	115	1	7,524	1
Shire - subsidiary of Takeda (4502)	52,744	7.3	184	2	7,422	1
ElevateBio	Private	8.7	142	1	7,251	1
Alector	1,662	7.8	105	1	6,944	1
Janssen Biopharma - subsidiary of Johnson & Johnson (JNJ)	433,826	1.3	128	1	6,935	1
Duke University	Private	8.3	166	2	6,573	1
Forrester Research	876	5.7	192	2	6,446	1
Boston Dynamics	Private	10.8	185	2	6,290	1
Remaining		6.0	5,543	56	292,119	58
		6.0	**9,979**	**100**	**$506,799**	**100**

ANNUALIZED BASE RENT[1]



Biotech 70%
Pharma 11%
Medical Device 9%
R&D 5%
Tech Office & Other 3%
University 2%

(1)   Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.

Life Science

As of June 30, 2021, dollars and square feet in thousands

LEASE EXPIRATION DATA

Year	Total Leased Square Feet	%	Annualized Base Rent[1]	%	San Francisco Leased Square Feet	San Francisco Annualized Base Rent[1]	Boston Leased Square Feet	Boston Annualized Base Rent[1]	San Diego Leased Square Feet	San Diego Annualized Base Rent[1]	Remaining Leased Square Feet	Remaining Annualized Base Rent[1]
2021[2]	262	3	$ 11,954	2	145	$ 8,514	24	$ 347	94	$ 3,093	—	$ —
2022	823	8	38,823	8	441	25,412	11	467	301	10,962	70	1,982
2023	789	8	49,530	10	583	40,334	—	—	206	9,196	—	—
2024	436	4	27,999	6	431	27,697	—	—	5	302	—	—
2025	1,136	11	48,653	10	602	31,640	131	5,474	317	8,651	85	2,889
2026	574	6	24,887	5	352	19,803	20	987	202	4,098	—	—
2027	1,200	12	57,570	11	624	38,472	278	9,245	144	6,440	154	3,414
2028	541	5	27,000	5	95	5,678	447	21,322	—	—	—	—
2029	1,242	12	67,110	13	589	35,445	307	17,420	181	7,672	166	6,573
2030	1,273	13	79,351	16	699	45,976	399	25,122	174	8,253	—	—
Thereafter	1,705	17	73,921	15	465	26,988	518	27,304	721	19,629	—	—
	9,979	100	$ 506,799	100	5,023	$ 305,958	2,135	$ 107,687	2,345	$ 78,296	476	$ 14,858

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.



Torrey Pines Science Park
La Jolla, CA

Life Science

As of June 30, 2021, dollars and square feet in thousands, presented at 100%

2Q21 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[1]	Leasing Costs per Sq. Ft.[1]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of March 31, 2021	**9,925**	**$ 50.00**					
Developments placed in service	30	63.00					
Redevelopments placed in service	60	60.03					
Expirations	(251)	56.37					
Renewals, amendments and extensions	233	68.93	21.9	$ 1.12	$ 1.47	32	76.0%
New leases	121	56.83		6.86	1.96	83	
Terminations	(139)	43.79					
Leased Square Feet as of June 30, 2021	**9,979**	**$ 50.79**					

YEAR-TO-DATE LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[1]	Leasing Costs per Sq. Ft.[1]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2020	**9,730**	**$ 49.11**					
Developments placed in service	121	65.86					
Redevelopments placed in service	100	58.66					
Expirations	(426)	50.14					
Renewals, amendments and extensions	408	58.55	17.2	$ 3.18	$ 1.80	44	76.0%
New leases	247	54.02		7.17	2.04	92	
Terminations	(201)	50.38					
Leased Square Feet as of June 30, 2021	**9,979**	**$ 50.79**					

(1) Average cost per lease year.

Life Science

As of and for the quarter ended June 30, 2021, dollars and square feet in thousands

LEASE TYPE

	Annualized Base Rent					
	San Francisco, CA	Boston, MA	San Diego, CA	Remaining	Total	% of Total
Triple-Net[1]	$ 283,445	$ 96,319	$ 73,732	$ 14,858	$ 468,354	92.4
Base Year[2]	21,880	11,368	3,520	—	36,768	7.3
Gross[3]	633	—	1,045	—	1,678	0.3
Total	$ 305,958	$ 107,687	$ 78,296	$ 14,858	$ 506,799	100.0

OWNERSHIP TYPE

	Total Square Feet						
	San Francisco, CA	Boston, MA	San Diego, CA	Remaining	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	—	—	—	310	310	3.0	29 [4]
Fee Simple	5,192	2,210	2,447	166	10,015	97.0	
Total	5,192	2,210	2,447	476	10,325	100.0	

CONTRACTUAL LEASE ESCALATORS

	Annualized Base Rent	% of Annualized Base Rent	Escalator %
Fixed	$ 498,515	98.4	3.3
CPI	8,285	1.6	3.4 [5]
Total	$ 506,799	100.0	3.3

(1) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) Includes renewal options.
(5) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

Medical Office

As of and for the quarter ended June 30, 2021, dollars and square feet in thousands

PORTFOLIO BY MARKET[1]

					Square Feet						
					On-campus		Off-campus[2]		Total		
MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Occupancy %	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	% of Total
Dallas, TX	34	$ 837,724	$ 18,421	90.7	1,993	1,541	287	54	2,280	1,595	17
Houston, TX	30	421,344	7,514	86.9	1,446	1,421	317	—	1,763	1,421	14
Seattle, WA	6	237,612	6,113	93.0	667	—	—	—	667	—	3
Nashville, TN	16	233,790	5,862	90.3	1,336	10	119	—	1,456	10	6
Denver, CO	17	339,009	5,345	80.5	1,162	—	35	—	1,197	—	5
Louisville, KY	11	234,743	4,781	96.6	668	17	447	—	1,115	17	5
Philadelphia, PA	4	427,776	4,036	76.0	694	—	436	144	1,129	144	5
Phoenix, AZ	13	222,957	4,022	91.0	519	70	281	—	800	70	4
Los Angeles, CA	5	87,804	3,741	87.8	160	—	101	—	261	—	1
Salt Lake City, UT	12	134,377	2,895	90.3	434	63	152	7	586	71	3
Miami, FL	10	125,971	2,513	90.2	488	—	—	30	488	30	2
Kansas City, MO	6	124,828	2,507	91.3	351	89	—	8	351	97	2
Hickory, NC	1	44,706	2,175	100.0	—	257	—	—	—	257	1
Greenville, SC	14	153,786	2,107	100.0	232	560	—	51	232	611	4
Ogden, UT	9	82,766	1,600	86.6	338	—	—	68	338	68	2
Minneapolis, MN	5	122,675	1,600	97.8	228	—	—	81	228	81	1
Las Vegas, NV	6	118,884	1,511	82.1	467	—	—	—	467	—	2
Indianapolis, IN	5	119,436	1,482	94.2	215	46	39	—	254	46	1
Washington, DC	4	96,087	1,439	79.6	55	29	186	—	242	29	1
Fresno, CA	1	59,689	1,240	100.0	—	56	—	—	—	56	—
Remaining	83	1,273,707	21,861	93.6	2,322	1,462	608	511	2,929	1,973	21
	292	**$ 5,499,672**	**$ 102,765**	**89.9**	**13,773**	**5,621**	**3,010**	**954**	**16,783**	**6,575**	**100**

(1) Excludes five properties that are in Development. Properties that are held for sale are included in property count, Investment, Cash (Adjusted) NOI, and square feet but are excluded from Occupancy.

(2) Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office | Same-Store

As of and for the quarter ended June 30, 2021, dollars and square feet in thousands

SAME-STORE

	2Q20	3Q20	4Q20	1Q21	2Q21
Property Count	249	249	249	249	249
Portfolio Investment	$ 4,268,163	$ 4,284,802	$ 4,310,186	$ 4,326,310	$ 4,346,536
Square Feet	20,063	20,073	20,077	20,077	20,068
Occupancy %	92.4	92.3	92.4	92.0	92.0
Portfolio Real Estate Revenues	$ 126,007	$ 130,644	$ 129,662	$ 130,600	$ 131,586
Portfolio Operating Expenses	(40,885)	(42,781)	(42,941)	(41,730)	(42,772)
Portfolio NOI	**$ 85,122**	**$ 87,864**	**$ 86,721**	**$ 88,869**	**$ 88,814**
Portfolio Cash Real Estate Revenues	$ 124,408	$ 127,967	$ 127,468	$ 128,309	$ 129,785
Portfolio Cash Operating Expenses	(40,260)	(42,160)	(42,324)	(41,121)	(42,162)
Portfolio Cash (Adjusted) NOI	**$ 84,147**	**$ 85,807**	**$ 85,144**	**$ 87,188**	**$ 87,622**
Portfolio Cash (Adjusted) NOI Margin %[1]	67.6	67.1	66.8	68.0	67.5

Year-Over-Year Three-Month SS Growth %   4.1%

(1) Portfolio Cash (Adjusted) NOI Margin is reduced by recoverable expenses that are reported in both Portfolio Cash Operating Expenses and Portfolio Cash Real Estate Revenues.



Evergreen at Sky Ridge
Lone Tree, CO

Medical Office

As of and for the quarter ended June 30, 2021, square feet in thousands

SQUARE FEET BY HEALTH SYSTEM

| Health System | Property Count | Credit Rating | Square Feet | | | | | % of Total | % Directly Leased by Health System | Weighted Average Remaining Lease Term |
			On-Campus	Adjacent[1]	Anchored[1]	Unaffiliated Off-Campus	Total			
HCA	110	Ba1	9,216	236	179	—	9,631	41.2	24.0	4.2
Memorial Hermann	16	A1	1,709	—	83	—	1,791	7.7	4.2	4.5
Norton Healthcare	10	—	685	328	—	—	1,013	4.3	2.9	5.5
Community Health Systems	15	B3	908	—	—	—	908	3.9	3.9	8.7
Prisma Health System	14	A3	792	—	51	—	843	3.6	2.2	7.1
Thomas Jefferson Univ Hospital	1	A2	694	—	—	—	694	3.0	2.0	4.7
Steward Health	9	—	662	—	—	—	662	2.8	1.0	2.9
Providence Health & Services	5	Aa3	563	—	—	—	563	2.4	1.2	2.4
HonorHealth	9	A2	421	107	—	—	528	2.3	0.8	3.7
UPENN Health System	1	Aa3	—	436	—	—	436	1.9	1.1	8.6
Encompass Health	4	Ba3	310	—	—	—	310	1.3	1.6	3.0
Tenet Healthcare	3	B2	295	—	—	—	295	1.3	0.3	2.2
Orlando Health	2	A2	289	—	—	—	289	1.2	0.2	5.2
Duke/LifePoint	1	Aa2	257	—	—	—	257	1.1	1.3	0.6
Ascension Health	5	Aa2	121	—	94	—	215	0.9	1.0	3.7
CommonSpirit	3	Baa1	171	32	—	—	203	0.9	1.1	4.7
Bon Secours Mercy Health	4	A1	60	—	134	—	194	0.8	0.4	0.8
Franciscan Alliance	2	Aa3	180	—	—	—	180	0.8	0.8	2.4
Medical Univ of South Carolina	3	A1	172	—	—	—	172	0.7	1.6	10.5
Allina Health	2	Aa3	138	—	—	—	138	0.6	0.3	3.9
Remaining - credit rated	37		1,012	292	808	—	2,111	9.0		
Remaining - not credit rated	36		739	56	420	709	1,924	8.2		
Total	**292**		**19,394**	**1,487**	**1,768**	**709**	**23,358**	**100.0**	**52.0**	**4.5**
% of Total			**83.0**	**6.4**	**7.6**	**3.0**				
Total Healthcare Affiliated					**97.0%**					

(1) Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office

As of and for the quarter ended June 30, 2021, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

Year	Total Leased Square Feet	%	Annualized Base Rent[2]	%	On-Campus Leased Square Feet	On-Campus Annualized Base Rent[2]	Off-Campus Leased Square Feet	Off-Campus Annualized Base Rent[2]
2021[3]	1,387	6.7	$ 37,612	7.6	1,126	$ 30,769	261	$ 6,843
2022	2,711	13.0	71,694	14.5	2,353	63,304	358	8,390
2023	2,012	9.7	52,967	10.7	1,725	45,211	287	7,756
2024	2,437	11.7	66,817	13.5	1,964	53,963	473	12,854
2025	4,456	21.4	84,302	17.1	4,211	77,825	245	6,477
2026	1,376	6.6	34,226	6.9	1,168	29,182	208	5,045
2027	881	4.2	21,601	4.4	723	17,517	158	4,084
2028	1,930	9.3	33,970	6.9	1,712	28,730	219	5,241
2029	755	3.6	18,327	3.7	596	14,555	158	3,773
2030	1,070	5.1	26,795	5.4	718	18,942	352	7,853
Thereafter	1,792	8.6	45,240	9.2	1,171	28,132	622	17,108
	20,809	**100**	**$ 493,552**	**100**	**17,467**	**$ 408,128**	**3,341**	**$ 85,424**

MATERIAL NEAR-TERM PURCHASE OPTIONS

Maturity Year	Option Date[4]	Name	Property Count	MSA	Property Type	Annualized Base Rent[2]	Option Price
2022[5]	2/2022	Frye Regional Medical Center	1	Hickory, NC	Medical office	$ 8,718	$ 67,675
2026[6]	10/2022	Innovation	1	San Diego, CA	Medical office	2,215	29,000

(1) Excludes 167,000 square feet and Annualized Base Rent of $3.8 million related to four assets held for sale at June 30, 2021.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.
(4) Reflects the earliest point at which the purchase option can be exercised.
(5) Notice of intent to exercise purchase option was received in 1Q21.
(6) Innovation is a multi-tenant asset with base year leases generating $2.2 million in Annualized Base Rent and $1.4 million of annual Cash (Adjusted) NOI after expenses.

Medical Office

As of June 30, 2021, dollars and square feet in thousands, presented at 100%

2Q21 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft. [2]	Leasing Costs per Sq. Ft. [2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of March 31, 2021	20,701	$ 25.73					
Acquisitions	773	30.55					
Dispositions	(474)	40.61					
Expirations	(804)	26.38					
Renewals, amendments and extensions	627	28.05	1.9	1.60	0.50	55	78.1%
New leases	177	24.59		4.57	1.13	68	
Terminations	(24)	18.09					
Leased Square Feet as of June 30, 2021	20,976	$ 26.21					

YEAR-TO-DATE LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft. [2]	Leasing Costs per Sq. Ft. [2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2020	20,731	$ 25.54					
Acquisitions	811	30.39					
Dispositions	(474)	40.61					
Expirations	(1,474)	25.52					
Renewals, amendments and extensions	1,129	26.73	1.9	1.88	0.60	49	78.1%
New leases	291	25.13		4.75	1.26	66	
Terminations	(38)	20.85					
Leased Square Feet as of June 30, 2021	20,976	$ 26.21					

(1) For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.
(2) Average cost per lease year.

Medical Office

As of and for the quarter ended June 30, 2021, square feet in thousands

LEASE TYPE

	Leased Square Feet					
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total
Triple Net[1]	11,211	580	1,367	151	13,308	63.4
Base Year[2]	5,102	546	171	414	6,232	29.7
Gross[3]	1,270	37	100	29	1,436	6.8
Total	**17,583**	**1,162**	**1,637**	**594**	**20,976**	**100.0**

OWNERSHIP TYPE

	Total Square Feet						
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	8,367	32	442	72	8,912	38.2	79 [5]
Fee Simple	11,027	1,455	1,326	638	14,446	61.8	
Total	**19,394**	**1,487**	**1,768**	**709**	**23,358**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Square Feet	% of Square Feet	Escalator %
Fixed	19,235	91.7	2.8
CPI	1,741	8.3	3.2 [6]
Total	**20,976**	**100.0**	**2.8**

PROVIDER SPECIALTY

	Healthpeak	National Benchmark[4]
Types of Specialties		
Orthopedics	9%	4%
Obstetrics / Gynecology	9%	5%
General / Specialty Surgery	8%	5%
Ambulatory Surgery Center	8%	N/A
Oncology	6%	3%
Cardiovascular	6%	3%
Imaging / Radiology	5%	3%
Neurology	4%	2%
Gastroenterology	3%	2%
Other	25%	40%
Total Specialties	**83%**	**66%**
Primary Care	**17%**	**34%**
Total	**100%**	**100%**

(1) Includes both triple-net lease structures, in which the tenant is directly responsible for all operating expenses of the property, and net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) U.S. physicians breakdown from AAMC, 2020 Physician Specialty Data Book.
(5) Includes renewal options.
(6) Includes both pure CPI leases and leases with a CPI floor ranging from 1.5% - 3%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

CCRC

As of and for the quarter ended June 30, 2021, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count	Net Portfolio Investment[1]	Portfolio Real Estate Revenues, excluding NREFS	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC[2]	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,168,420	$ 84,141	$ 15,515	$ (80,143)	$ 19,512	6,386	80.1	$ 6,494	$ 21,234
Sunrise Senior Living	2	248,438	15,138	2,602	(13,014)	4,726	1,052	75.1	7,486	2,392
Remaining	—	—	2,131	299	(2,599)	(170)	N/A	N/A	N/A	140
Total	**15**	**$ 1,416,858**	**$ 101,410**	**$ 18,415**	**$ (95,756)**	**$ 24,068**	**7,438**	**79.4**	**$ 6,626**	**$ 23,766**

TOTAL CCRC PORTFOLIO

		2Q20	3Q20	4Q20	1Q21	2Q21
Property count		17	17	17	17	15
Gross Portfolio Investment	$	2,218,752	$ 2,229,215	$ 2,242,867	$ 2,251,444	$ 2,203,751
Net Portfolio Investment		1,392,984	1,417,573	1,441,226	1,460,604	1,416,858 [1]
Units		8,321	8,328	8,328	8,326	7,438
IL, AL, and Memory Care Occupancy %		84.2	82.5	81.6	80.6	80.6
Skilled Nursing Occupancy %		61.8	64.6	66.4	69.5	73.7
Occupancy %		80.4	79.5	79.0	78.7	79.4
REVPOR CCRC[3]	$	7,014	$ 6,589	$ 6,712	$ 6,687	$ 6,626 [2]
Portfolio Real Estate Revenues	$	131,112	$ 121,334	$ 123,132	$ 122,125	$ 119,810
Portfolio Operating Expenses before management fee		(95,440)	(95,883)	(95,230)	(92,201)	(93,264)
Management fee		(3,635)	(3,907)	(4,041)	(3,723)	(3,704)
Portfolio NOI[3][4]	**$**	**32,037**	**$ 21,544**	**$ 23,860**	**$ 26,200**	**$ 22,842**
Portfolio Cash Real Estate Revenues	$	131,108	$ 121,355	$ 123,131	$ 122,133	$ 119,824
Portfolio Cash Operating Expenses before management fee		(95,417)	(94,221)	(91,419)	(92,189)	(92,052)
Management fee		(3,635)	(3,907)	(4,041)	(3,723)	(3,704)
Portfolio Adjusted NOI[3][4]	**$**	**32,056**	**$ 23,228**	**$ 27,670**	**$ 26,221**	**$ 24,068**
Portfolio Adjusted NOI Margin %		24.5	19.1	22.5	21.5	20.1

(1) Excludes non-refundable entrance fees ("NREFs") of $484.9 million and refundable entrance fees of $302.0 million, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively.
(2) 2Q21 REVPOR excluding NREF amortization would be $5,604.
(3) Includes government grants under the CARES Act for 2Q20, 3Q20, 4Q20, 1Q21 and 2Q21 of $12.4 million, $2.0 million $2.7 million, $1.5 million and $0.1 million, respectively.
(4) Includes identifiable COVID-19 related expenses for 2Q20, 3Q20, 4Q20, 1Q21 and 2Q21 of $7.4 million, $5.3 million, $4.3 million, $2.6 million and $1.5 million, respectively.

CCRC | Same-Store

As of and for the quarter ended June 30, 2021, dollars in thousands, except REVPOR

SAME-STORE

		2Q20		3Q20		4Q20		1Q21		2Q21	Sequential Growth	Year-Over-Year Growth
Property count		15		15		15		15		15	—	—
Net Portfolio Investment[1]	$	1,332,306	$	1,360,110	$	1,382,550	$	1,401,030	$	1,416,858	1.1%	6.3%
Units		7,432		7,437		7,437		7,435		7,438	— %	0.1%
IL, AL, and Memory Care Occupancy %		84.2		82.5		81.6		80.6		80.6	0 bps	-360 bps
Skilled Nursing Occupancy %		61.8		64.6		66.4		69.5		73.7	420 bps	1190 bps
Occupancy %		80.4		79.5		79.0		78.7		79.4	70 bps	-100 bps
REVPOR CCRC[2]	$	7,014	$	6,589	$	6,712	$	6,687	$	6,626	(0.9%)	(5.5%)
Portfolio Real Estate Revenues	$	125,797	$	116,793	$	118,323	$	117,437	$	117,395	—%	(6.7%)
Portfolio Operating Expenses		(94,248)		(94,991)		(94,807)		(90,429)		(94,366)	4.4%	0.1%
Portfolio NOI[2][3]	$	**31,549**	$	**21,802**	$	**23,516**	$	**27,008**	$	**23,029**	**(14.7%)**	**(27.0%)**
Portfolio Cash Real Estate Revenues	$	125,797	$	116,793	$	118,323	$	117,437	$	117,395	—%	(6.7%)
Portfolio Cash Operating Expenses		(94,248)		(93,315)		(91,007)		(90,429)		(93,157)	3.0%	(1.2%)
Portfolio Adjusted NOI[2][3]	$	**31,549**	$	**23,478**	$	**27,316**	$	**27,008**	$	**24,238**	**(10.3%)**	**(23.2%)**
Portfolio Adjusted NOI Margin %		25.1		20.1		23.1		23.0		20.6	(2.4%)	(4.5%)

PRO FORMA SAME-STORE[4]

		2Q20		3Q20		4Q20		1Q21		2Q21	Sequential Growth	Year-Over-Year Growth
REVPOR CCRC	$	6,352	$	6,490	$	6,567	$	6,612	$	6,621	0.1%	4.2%
Portfolio Real Estate Revenues	$	113,926	$	115,031	$	115,757	$	116,128	$	117,308	1.0%	3.0%
Portfolio Operating Expenses		(94,248)		(94,991)		(94,807)		(90,429)		(94,366)	4.4%	0.1%
Portfolio NOI	$	**19,678**	$	**20,040**	$	**20,950**	$	**25,699**	$	**22,942**	**(10.7%)**	**16.6%**
Portfolio Cash Real Estate Revenues	$	113,926	$	115,031	$	115,757	$	116,128	$	117,308	1.0%	3.0%
Portfolio Cash Operating Expenses		(94,248)		(93,315)		(91,007)		(90,429)		(93,157)	3.0%	(1.2%)
Portfolio Adjusted NOI	$	**19,678**	$	**21,716**	$	**24,750**	$	**25,699**	$	**24,151**	**(6.0%)**	**22.7%**
Portfolio Adjusted NOI Margin %		17.3		18.9		21.4		22.1		20.6	(1.5%)	3.3%

(1) Excludes non-refundable entrance fees ("NREFs") and refundable entrance fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively.
(2) Includes government grants under the CARES Act for 2Q20, 3Q20, 4Q20, 1Q21 and 2Q21 of $11.9 million, $1.7 million, $2.6 million, $1.3 million and $0.1 million, respectively.
(3) Includes identifiable COVID-19 related expenses for 2Q20, 3Q20, 4Q20, 1Q21 and 2Q21 of $6.8 million, $4.9 million, $4.1 million, $2.5 million and $1.5 million, respectively.
(4) Excludes government grants under the CARES Act for all periods presented.

Other

As of and for the quarter ended June 30, 2021, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

		2Q20		3Q20		4Q20		1Q21		2Q21
Property count		19		19		19		19		19
Investment	$	419,821	$	419,000	$	420,699	$	421,567	$	437,201
Units		3,317		3,317		3,317		3,317		3,354
Occupancy %		82.6		79.5		76.8		72.7		72.4
REVPOR Other	$	3,993	$	3,997	$	3,983	$	4,117	$	4,186
Portfolio Real Estate Revenues	$	18,953	$	17,902	$	17,334	$	16,980	$	17,323
Portfolio Operating Expenses before management fee		(12,784)		(12,629)		(12,506)		(11,794)		(11,650)
Management fee		(896)		(856)		(829)		(801)		(801)
Portfolio NOI[(1)(2)]	$	**5,273**	$	**4,417**	$	**3,999**	$	**4,385**	$	**4,872**
Portfolio Cash Real Estate Revenues	$	18,991	$	17,946	$	17,339	$	17,068	$	17,330
Portfolio Cash Operating Expenses before management fee		(12,724)		(12,610)		(12,194)		(11,770)		(11,683)
Management fee		(896)		(856)		(829)		(801)		(801)
Portfolio Cash (Adjusted) NOI[(1)(2)]	$	**5,371**	$	**4,480**	$	**4,316**	$	**4,497**	$	**4,845**
Portfolio Cash (Adjusted) NOI Margin %		28.3		25.0		24.9		26.3		28.0

WHOLLY-OWNED

		2Q20		3Q20		4Q20		1Q21		2Q21
Property count		1		—		—		—		—
Investment	$	813	$	—	$	—	$	—	$	—
Portfolio Cash (Adjusted) NOI	$	**61**	$	**9**	$	**—**	$	**—**	$	**—**

DEBT INVESTMENTS

					Weighted Average	
		Investment[(3)]		Interest Income[(4)]	Yield	Maturity in Years[(5)]
Seller financing loans	$	448,652	$	15,676	5.3%	2.0
Other		47,272		432	6.9%	1.2
Total Debt Investments	$	**495,924**	$	**16,107**	**5.4%**	**1.9**

(1) Includes identifiable COVID-19 related expenses for 2Q20, 3Q20, 4Q20 1Q21 and 2Q21 of $1.0 million, $0.3 million, $0.5 million, $0.3 million, and $0.2 million, respectively.
(2) Includes government grants under the CARES Act for 2Q20, 1Q21 and 2Q21 of $0.3 million, $0.2 million, and $0.6 million, respectively.
(3) Excludes $15.5 million of estimated reserves for loan losses under the current expected credit losses accounting standard in accordance with ASC 326, and resident loans on CCRC of $22 million.
(4) Interest income includes the accelerated amortization of loan discounts of $6.8 million in Seller financing less loan fees of $0.5 million in Other due to early prepayments of loans, which is excluded from full year interest income in our Guidance.
(5) Weighted average maturity in years is based on initial maturity and excludes any extension options.

Discontinued Operations

Dollars in thousands, except REVPOR
(unaudited)

The results of discontinued operations through June 30, 2021, or the disposal date of each asset or portfolio of assets if they have been sold, are included within the "income (loss) from discontinued operations" line of the consolidated statements of operations. In order to facilitate reconciliation of amounts throughout this Supplemental Report, detailed financial information for discontinued operations for the three and six months ended June 30, 2021 and 2020 is presented below (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,	
	2021	2020	2021	2020
Revenues:				
Rental and related revenues	$ 1,613	$ 24,110	$ 6,841	$ 56,481
Resident fees and services	30,273	155,771	103,270	327,496
Total revenues	31,886	179,881	110,111	383,977
Costs and expenses:				
Interest expense	1,177	2,727	3,853	5,412
Depreciation and amortization	—	38,797	—	102,961
Operating	33,647	138,033	105,165	276,669
Transaction costs	—	254	76	539
Impairments and loan loss reserves (recoveries), net	10,995	17,213	10,995	45,229
Total costs and expenses	45,819	197,024	120,089	430,810
Other income (expense):				
Gain (loss) on sales of real estate, net	122,238	1,579	381,900	164,379
Other income (expense), net	128	2,171	6,012	2,126
Total other income (expense), net	122,366	3,750	387,912	166,505
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	108,433	(13,393)	377,934	119,672
Income tax benefit (expense)	302	7,452	1,124	10,628
Equity income (loss) from unconsolidated joint ventures	5,225	649	4,910	(184)
Income (loss) from discontinued operations	$ 113,960	$ (5,292)	$ 383,968	$ 130,116

SENIOR HOUSING INVESTMENTS

	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI [1]	Units	Occupancy %	REVPOR	Facility EBITDARM CFC	Facility EBITDAR CFC
Senior Housing Triple-Net	4	$ 11,180	$ 1,368	203	62.3	$ 7,080	0.77x	0.61x
SHOP	8	127,451	(1,931)	956	61.7	6,326	N/A	N/A
Total	**12**	**$ 138,631**	**$ (563)**					

(1)   Portfolio Cash (Adjusted) NOI includes five Senior housing triple-net properties and forty-one SHOP sold within the quarter, which do not have investment, count or units.

2021 Guidance & Additional Items

Projected full year 2021, dollars in millions, except per share amounts	Range of Outcomes[1]		May Guidance for Updated Items
	Low End	**High End**	
Market Backdrop			
Acquisitions / Leverage	$800M Acquisitions / low 5x Net Debt to EBITDA	$1.5B Acquisitions / ~5.5x Net Debt to EBITDA	$700M (~5x) - $1.5B (~5.5x)
2021 CARES Act Grants	$6M	$6M	$9M
2021 Guidance			
Diluted earnings per common share	$0.95	$1.01	$0.98 - $1.06
Diluted Nareit FFO per common share	$1.06	$1.12	$1.09 - $1.17
Diluted FFO as Adjusted per common share	$1.55	$1.61	$1.53 - $1.61
Total Portfolio Year-Over-Year Same-Store Cash NOI	2.25%	3.75%	1.75% - 3.25%

Drivers of 2021 Guidance							
Same-Store Cash NOI[2]	**% of NOI**	**Low End**	**High End**				
Life Science	50%	5.25%	6.25%	$344		$347	4.50% - 5.50%
Medical Office	47%	2.00%	3.00%	$326		$329	1.75% - 2.75%
CCRC[3]	3%	(30.00%)	(15.00%)	$17		$21	
Total Portfolio Same-Store Cash NOI	**100%**	**2.25%**	**3.75%**	**$686**		**$696**	**1.75% - 3.25%**
LCS CCRC & Unconsolidated SWF SH JV Cash NOI							
LCS CCRC Portfolio[4]				$70		$90	
Unconsolidated SWF SH JV[5]				$10		$20	
Total LCS CCRC & Unconsolidated SWF SH JV Cash NOI				**$80**		**$110**	
Sources & Uses							
SH disposition gross proceeds (closed $2.8B year-to-date)				$3,000		$3,000	
Other capital recycling (primarily Hoag Hospital purchase option)				350		350	
Dividend adjustment (adjust annualized dividend from $1.48 to $1.20 per share)				150		150	
Debt issued (long-term / short-term)				1,100		1,950	750 - 1,700
Total Sources				**$4,600**		**$5,450**	**$4,250 - $5,200**
Bond / term loan repayments (including extinguishment charges)				$2,450		$2,450	$2,200 - $2,200
Capital spend (primarily development & redevelopment of $600M - $700M)				800		950	
Seller financing (net funding in 2021)				300		300	
Secured debt payoffs, transaction-related costs and other[6]				250		250	
Acquisitions				800		1,500	700 - 1,500
Total Uses				**$4,600**		**$5,450**	**$4,250 - $5,200**

(1) Range of outcomes presented below incorporate various items shown on this page and page 42. Other items that may impact the range of outcomes include, but are not limited to: timing of acquisitions / dispositions / debt repayments and potential changes to interest rates.

(2) Cash (Adjusted) NOI values may not tie due to rounding. Please see the Discussion and Reconciliation of Non-GAAP Financial Measures for more detail on our website at https://ir.healthpeak.com/.

(3) Consists of 2 Sunrise CCRCs.

(4) 13 CCRCs operated by LCS are not included in the 2021 same-store pool.

(5) The unconsolidated SWF SH joint venture is not included in the 2021 same-store pool.

(6) Includes ~$200M of secured debt payoffs and ~$50M of transaction-related costs.

2021 Guidance & Additional Items

Projected full year 2021, dollars in millions, except per share amounts	Range of Outcomes[1]		May Guidance for Updated Items
	Low End	High End	
Other Supplemental Information - Cash Addition (Reduction)			
Amortization of stock-based compensation	$19	$21	
Amortization of deferred financing costs	$7	$11	
Straight line rents	($25)	($30)	
AFFO capital expenditures	($85)	($105)	
Deferred income taxes	($5)	($10)	
Other AFFO adjustments	($15)	($25)	
Capital Expenditures (excluding AFFO Capital Expenditures)[2]			
1st generation tenant improvements / ICE / casualty related	$85	$110	
Revenue enhancing	$115	$140	
Development and Redevelopment	$600	$700	
Other Items			
Interest income[3]	$23	$33	
General and administrative (excludes restructuring and severance related charges)	($90)	($95)	
Interest expense	($155)	($175)	($160) - ($175)
CCRC and Senior Housing Occupancy[4]			
CCRCs December 2021 Average Daily Census (ADC) Occupancy[5]	79%	86%	
Unconsolidated SWF SH JV December 2021 Average Daily Census (ADC) Occupancy[6]	70%	80%	

(1) Range of outcomes presented below incorporate various items shown on this page and page 41. Other items that may impact the range of outcomes include, but are not limited to: timing of acquisitions / dispositions / debt repayments and potential changes to interest rates.
(2) Includes our share of Unconsolidated JVs.
(3) 2021 Interest Income Guidance excludes $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations for the second quarter.
(4) Average Daily Census (ADC) occupancy represents the facilities' average operating Occupancy for the month of December 2021. The percentages are calculated based on units for senior housing facilities and available beds for post-acute / skilled facilities.
(5) The population set is comprised of 15 properties (2 operated by Sunrise and 13 operated by LCS). ADC occupancy for the month of December 2020 was 78.8%.
(6) The population set is comprised of 19 properties (Unconsolidated SWF SH joint venture). ADC occupancy for the month of December 2020 was 75%.

Glossary

Adjusted Fixed Charge Coverage*

Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*

See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our SHOP and CCRC segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Cash Flow Coverage ("CFC")*

Facility EBITDAR or Facility EBITDARM divided by the aggregate of base rent and any additional rent due to us for the trailing 12-month period one quarter in arrears from the period presented. CFC is a supplemental measure of a property's ability to generate cash flows for the operator/tenant (not the Company) to meet the operator's/tenant's related rent and other obligations to us. However, CFC is subject to the same limitations and qualifications as Facility EBITDAR or Facility EBITDARM. CFC is not presented for: (i) properties operated under a RIDEA structure or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities, facilities that are held for sale, facilities for which an agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful.

Completion Date - Development/Redevelopment

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

Development

Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")

Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding impairments (recoveries) related to non-depreciable assets, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Glossary

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Facility EBITDAR and Facility EBITDARM*

Earnings before interest, taxes, depreciation, amortization and rent (and management fees), as applicable, for a particular facility accruing to the operator/tenant of the property (the Company as lessor), for the trailing 12 months and one quarter in arrears from the date reported. We use Facility EBITDAR or Facility EBITDARM in determining CFC and as a supplemental measure of the ability of the property to generate sufficient liquidity to meet related obligations to us. Facility EBITDAR includes: (i) contractual management fees; (ii) an imputed management fee of 5% of revenues for senior housing facilities and post-acute/skilled facilities, or (iii) an imputed management fee of 2% of revenues for hospitals. All facility financial performance data was derived solely from information provided by operators/tenants without independent verification by us. Facility EBITDAR and Facility EBITDARM are subject to the same limitations and qualifications as EBITDA. In addition, Facility EBITDAR and Facility EBITDARM do not represent a borrower's net income or cash flow from operations and should not be considered alternatives to those indicators. Facility EBITDAR and Facility EBITDARM are not presented for: (i) properties operated under a RIDEA structure; or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities, facilities that are held for sale, facilities for which an agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful.

Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Healthcare Affiliated

Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment and Portfolio Investment*

Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Glossary

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash (Adjusted) NOI include the Company's pro rata share of NOI and Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures.

Occupancy

For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where rental payments have commenced, including month-to-month leases, as of the end of the period reported. For senior housing triple-net facilities, post-acute/skilled facilities and hospitals, Occupancy represents the facilities' average operating Occupancy for the trailing three-month period ended one quarter in arrears from the date reported. For SHOP properties, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available. The percentages are calculated based on units for senior housing facilities and available beds for post-acute/skilled facilities and hospitals. The percentages shown are weighted to reflect our share and exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities, facilities held for sale, facilities for which agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants/borrowers without independent verification by us.

Portfolio Adjusted NOI

Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses*

Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income*

Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs.

Portfolio Real Estate Revenues* and Portfolio Cash Real Estate Revenues*

Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

REVPOR Other*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

REVPOR SHOP*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the SHOP portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

Glossary

REVPOR Triple-net

The 3-month average facility revenue per occupied unit, one quarter in arrears from the period presented. Facility revenue consists primarily of resident rents generated at triple-net communities, which are not included in our financial results. Facility revenues are derived solely from information provided by operators/tenants without independent verification by us. REVPOR Triple-net excludes vacant facilities, newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure (such as triple-net to SHOP) during the relevant period, assets that are held for sale, and assets for which agreement has been reached to change reporting structure.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS")*

Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a conversion from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures ("JVs")

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a conversion from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Beds/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

*   Non-GAAP Supplemental Measures
      Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
      http://ir.healthpeak.com/quarterly-results.

Debt Ratios

Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

NET INCOME TO ADJUSTED EBITDAre

	Three Months Ended June 30, 2021
Net income (loss)	$ 282,025
Interest expense[1]	39,858
Income tax expense (benefit)[1]	(1,065)
Depreciation and amortization[1]	171,459
Other depreciation and amortization	1,155
Loss (gain) on sales of real estate[1]	(297,476)
Impairments (recoveries) of depreciable real estate	3,743
Share of unconsolidated JV:	
Interest expense	221
Income tax expense (benefit)	(481)
Depreciation and amortization	2,869
Gain on sale of real estate from unconsolidated JVs	(5,866)
EBITDAre	$ 196,442
Transaction-related items, excluding taxes	1,080
Other impairments (recoveries) and losses (gains)[2]	1,845
Loss (gain) on debt extinguishments	60,865
Casualty-related charges (recoveries), excluding taxes	3,727
Amortization of stock-based compensation	5,095
Adjusted EBITDAre	$ 269,054
ADJUSTED FIXED CHARGE COVERAGE	
Interest expense[1]	39,858
Share of unconsolidated JV interest expense	221
Capitalized interest	5,414
Fixed Charges	$ 45,493
Adjusted Fixed Charge Coverage	**5.9x**

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of this Supplemental Report.

(2) For the three months ended June 30, 2021, includes the following: (i) a $7 million goodwill impairment charge in connection with our senior housing triple-net asset sales reported in income (loss) from discontinued operations in the Consolidated Statements of Operations and (ii) $1 million of reserves for loan losses recorded in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations, offset by (iii) $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations.

Debt Ratios

As of and for the quarter ended June 30, 2021, dollars in thousands

ENTERPRISE DEBT AND NET DEBT

		June 30, 2021
Bank line of credit and commercial paper	$	720,000
Term loan		249,303
Senior unsecured notes		3,710,972
Mortgage debt[(1)]		395,170
Consolidated Debt	**$**	**5,075,445**
Share of unconsolidated JV mortgage debt		30,573
Enterprise Debt	**$**	**5,106,018**
Cash and cash equivalents[(2)]		(114,277)
Share of unconsolidated JV cash and cash equivalents		(15,479)
Net Debt	**$**	**4,976,262**

FINANCIAL LEVERAGE

		June 30, 2021
Enterprise Debt	$	5,106,018
Enterprise Gross Assets		17,463,367
Financial Leverage		29.2%

SECURED DEBT RATIO

		June 30, 2021
Mortgage debt[(1)]	$	395,170
Share of unconsolidated JV mortgage debt		30,573
Enterprise Secured Debt	**$**	**425,743**
Enterprise Gross Assets		17,463,367
Secured Debt Ratio		2.4%

NET DEBT TO ADJUSTED EBITDAre

		Three Months Ended June 30, 2021	
Net Debt	$	4,976,262	
Annualized Adjusted EBITDAre		1,076,216	(3)
Net Debt to Adjusted EBITDAre		4.6x	(4)

(1) Includes mortgage debt of $37 million on an asset held for sale.
(2) Includes cash and cash equivalents of $17.4 million on assets held for sale.
(3) Represents the current quarter Adjusted EBIDTAre multiplied by a factor of four.
(4) Net Debt to Adjusted EBITDAre including $87 million of restricted cash held by a qualified intermediary in conjunction with an Internal Revenue Code Section 1031 exchange would be 4.5x.

COMPANY
Information

BOARD OF DIRECTORS

BRIAN G. CARTWRIGHT
Chairman of the Board, Healthpeak Properties, Inc.
Former General Counsel,
U.S. Securities and Exchange Commission

THOMAS M. HERZOG
Chief Executive Officer, Healthpeak Properties, Inc.

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

R. KENT GRIFFIN, JR.
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

DAVID B. HENRY
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

LYDIA H. KENNARD
President and Chief Executive Officer,
KDG Construction Consulting

SARA GROOTWASSINK LEWIS
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

KATHERINE M. SANDSTROM
Former Senior Managing Director,
Heitman LLC

EXECUTIVE MANAGEMENT

THOMAS M. HERZOG
Chief Executive Officer

SCOTT M. BRINKER
President
Chief Investment Officer

THOMAS M. KLARITCH
Chief Operating Officer

TROY E. MCHENRY
Chief Legal Officer
General Counsel

PETER A. SCOTT
Chief Financial Officer

SHAWN G. JOHNSTON
Executive Vice President
Chief Accounting Officer

JEFFREY H. MILLER
Executive Vice President
Development & CCRC

LISA A. ALONSO
Executive Vice President
Chief Human Resources Officer

Forward-Looking Statements & Risk Factors



Cambridge Park
Boston, MA

Statements contained in this supplemental report that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; and (ii) the information presented in the section titled "2021 Guidance and Additional Items." Pending acquisitions, dispositions, and leasing activity including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the COVID-19 pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development and redevelopment activity risks, including costs above original estimates, project delays and lower occupancy rates and rents than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; our ability to foreclose on collateral securing our real estate-related loans; laws or regulations prohibiting eviction of our tenants; the failure of our tenants and operators to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our healthcare properties; compliance with the Americans with Disabilities Act and fire, safety and other health regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Program and other COVID-19 related stimulus and relief programs; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings and the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings

Continued

Forward-Looking Statements & Risk Factors (concluded)

from potential transactions; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits; ownership limits in our charter that restrict ownership in our stock; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; unfavorable litigation resolution or disputes; the loss or limited availability of our key personnel; and other risks and uncertainties described from time to time in our Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Vice President - Corporate Finance and Investor Relations, at (720) 428-5050.



65 Hayden Avenue
Boston, MA

Corporate HQ, Denver, CO

5050 South Syracuse Street, Suite 800
Denver, CO 80237
(720) 428 - 5050

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

Healthpeak® PROPERTIES